1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

December 31, 2020

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Corporate & Income Opportunity Fund
File Nos. 333-249684 and 811-22758

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by Dechert LLP from you via telephone on December 21, 2020, regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Corporate & Income Opportunity Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on November 24, 2020.

The following sets forth the Staff’s comment and the Fund’s response thereto.

Comment 1: In the “Investment Limitations” section on page 66 of the prospectus, the first paragraph following the numbered paragraphs appears to be duplicative of investment limitation #2. Please remove this paragraph from the disclosure.

Response: The Fund will update the disclosure at the next opportunity.

Comment 2: Please revise the “Short-Term Investments / Temporary Defensive Strategies” section on page 87 of the SAI to match the language contained in the prospectus.

Response: The Fund will update the disclosure at the next opportunity.

Comment 3: The last paragraph of the “Investment Restrictions—Fundamental Investment Restrictions” section of the SAI appears to be duplicative of investment restriction #2. Please remove this paragraph from the disclosure.

Response: The Fund will update the disclosure at the next opportunity.

Anu Dubey December 31, 2020 Page 2

Comment 4: In the first sentence of the “Financial Statements” section of the SAI, please include a hyperlink to the “annual shareholder report for the year ended July 31, 2020” pursuant to Rule 0-4(d) under the 1940 Act.

Response: The Fund will update the disclosure at the next opportunity.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 261-3464 if you have any questions regarding the foregoing.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Timothy Bekkers, Pacific Investment Management Company LLC
Nathan Briggs, Ropes & Gray LLP